David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 569-5053

                                                                January 21, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention:  Mary Cascio, Special Counsel

Re:      American Goldrush Corporation Form F-l filed
         November 23,2004 File No. 333-120722

Ladies and Gentlemen:

         American Goldrush Corporation (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") an amended registration statement on Form F-1/A (the "Amended Registration Statement") in response to the Commission's comments, dated December 22, 2004 (the "Comment Letter"), with reference to the Company's registration statement on Form F-1 (the "Registration Statement") filed with the Commission on November 23, 2004, file number 333-120722.

         The Company appreciates your review in assisting it to enhance the overall disclosure in its Registration Statement. In addition to filing the Amended Registration Statement on Form-1/A, the Company supplementally responds to all the Commission's comments as follows:

General

1. Comment: Supplementally advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell Class A, B, and C warrants. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment.

Response: The Company does not intend to use any sales materials to sell Class A, B and C warrants other than the prospectus. The Company also acknowledges that the information contained in the prospectus must be current if it is to be used as sales material for a warrantholder to exercise the Class A, B and C warrants.

2. Comment: Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response: The Company does not intend to utilize any artwork. If the Company decides to use any artwork, it will provide the Commission with the artwork it intends to use.

3. Comment: Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response: None of the selling shareholders in the Company are registered broker-dealers or affiliates of broker-dealers. The second sentence of the first paragraph of the section entitled "Selling Security Holders" in the Registration Statement contains such disclosure.

4. Comment: We note that the courtesy copy you provided us was not paginated and that the margins of some of the sections were fully justified, resulting in odd spacing between letters in words and a document that in places is more difficult to read than it should be. See, for example, the risk factor headings for risk factors 4, 5 and 10. Please confirm that the versions you provide to investors will be paginated and properly justified.

Response: The Amended Registration Statement, and the version to be provided to investors, will be paginated and the margins left justified as required

Prospectus Summary, page 1

5. Comment: We note in the introductory paragraph to this section and you state that this section is not complete, that there may be information that you may not have included in this section. Please disclose all information that you believe is material at this time. Otherwise, delete this language from your introductory paragraph.

Response: The Company has deleted the language from the introductory paragraph of the prospectus summary in the Amended Registration Statement in accordance with the Commission's comments. The Company believes that the Prospectus Summary contains a sufficient summary of all material information contained in the prospectus.

Description of Financing Transactions, page 3

6. Comment: Please provide the specific exemption that you relied on for each of your private placements from October 2003 to date.

Response: The Company has revised the Amended Registration Statement to provide that the two private placements were each exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Regulation S promulgated thereunder.

Trading Market, page 3

7. Comment: We note that you intend to apply to the OCTBB in this section and in your risk factor section. Please tell us on a supplemental basis, the status and timing of your application with the OTCBB.

Response: As of the date of this letter, the Company has not selected a market maker to file a Form 15c-211 to have the shares of the Company listed on the OTCBB. The Company does not intend to be listed on the OTCBB until it is a reporting company.

Risk Factors, page 5

8. Comment: Please revise your risk factor section to avoid language like "adverse effect" or "adversely affect" State specifically how the risk may affect your results of operations or financial condition.

Response: The Company has made the proper revisions to the Registration Statement's risk factors section in its Amended Registration Statement in accordance with the Commission's comments.

9. Comment: Please revise your risk factors to remove the phrase "we cannot assure" or "there can be no assurance" regarding a certain set of facts. The real risk is that the event will occur; it is not your inability to prevent it.

Response: The Company has made the proper revisions to the Registration Statement's risk factors section in its Amended Registration Statement in accordance with the Commission's comments.

10. Comment: We note that your risk factors, for the most part, could apply to any company within your industry classification. Please specifically tailor your risks so that they apply to your company in particular.

Response: The Company has added some risk factors that apply specifically to the Company as well as amending some of the risk factors so that the reader knows that they specifically apply to the Company.

11. Comment: If material, provide a risk factor that addresses the possibility that you may be deemed a Passive Foreign Investment Company. Briefly explain that U.S. investors who invest in American Goldrush Corporation will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

Response: The Company has included a risk factor addressing the possibility that it may be deemed a PFIC and the related risks to U.S. investors.

12. Comment: Include a risk factor which addresses the fact that it would be difficult for investors to: * Effect service of process within the United States on you or any of your non-U.S. resident executive officers or directors named in your registration statement; * Enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors you have named in your registration statement; * Enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian court against you or any of your non-U.S. resident executive officers or directors named in your registration statement; and * Bring an original action in the Canadian court to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors named in your registration statement.

Response:  The Company has amended the  Registration  Statement's  risk  factors section in its Amended Registration Statement to include a risk factor concerning the issue of effecting service of process, enforcing judgments and bringing actions against non-U.S. resident executive officers and directors in a foreign court.

If we do not continue to make payments under our Property Options Agreement... page 6

13. Comment: Please state in this risk factor the reason(s) why you must pay Mr. Polischuk CDN$50,000 and by what date you must pay the entire amount. If you plan on making payments over a period of time or on a lump sum basis, please disclose the schedule of payments or the anticipated payment date. In addition, please provide a cross-reference to a more detailed information regarding this option agreement.

Response: The Company has made the proper revisions to this section of the Registration Statement in its Amended Registration Statement in accordance with the Commission's comments.

Damage to the environment could also result from our operations, page 7

14. Comment: Delete the clause beginning "although we intend to substantially comply" as it serves to mitigate the risk being discussed.

Response:   The  Company  has  deleted  the  language  in  accordance  with  the
Commission's comments in its Amended Registration Statement.

We may not have access to all of the supplies and materials we need to begin,... page 10

15. Comment: We note that you will attempt to locate products, equipment and materials AFTER THIS OFFERING IS COMPLETE. Please disclose why you are attempting to locate the materials needed after this offering is completed.

Response: The Company has deleted the phrase "after the offering is complete" and revised the language in this section to disclose the fact that the Company cannot compete with larger companies for supplies and manpower. Further, we disclose that if prices for such resources increase beyond its financial limits, the Company may be forced to limit its exploration activities.

It is possible that there maybe native or aboriginal  claims to our property....
page 10

16. Comment: Please tell us, on a supplemental basis, the measures that were taken to ensure that the title is without any known defects.

Response: The Company consulted with the Government of British Columbia Treaty Negotiations Office. Although Native and aboriginal groups have made extensive land claims to large areas of land within British Columbia, the status of such claims is uncertain and has not been resolved despite lengthy and expensive court proceedings. According to the Government of British Columbia Treaty Negotiations Office, the land area where the Company's claims are located has not been part of any completed land claims agreements. The title to the mining claims optioned by the Company has been registered with the Province of British Columbia, Ministry of Energy and Mines, Titles Division, and to the best of the Company's, there are no known defects or encumbrances on the land.

Capitalization, page 13

17. Comment: Please provide the information about indebtedness and distinguish between secured and unsecured as required by Item 3.B. of Form 20-F.

Response:  Although  the Company has only  current  unsecured  liabilities,  the
Company  has  included  the  information  about   indebtedness  in  the  Amended
Registration Statement.

Regulation and Environmental Matters, page 14

18. Comment: Provide a discussion of the specific governmental rules and regulations, including federal, provincial and local government rules and regulations, that impact your business activities. For example, if a permit is required for you to conduct any exploratory activities,, please discuss the requirements for the permit, whether you have obtained such a permit or the status of your application for the permit and the regulatory body responsible for granting the permit Additionally, include a discussion of environmental regulations, which impact your operations, We may have further comments. See
Item 4.B.8 of Form 20-F.

Response: The Company has revised this section of the Registration Statement in its Amended Registration Statement to include a discussion of the only Canadian governmental authority as well as environmental regulations impacting the Company's business.

Property Option Agreement for the Polischuk Property, page 14

19. Comment: Please provide the specific date as to when the option that you have secured will expire. In addition, provide a summary of the termination provisions in the contract.

Response: The Property Option Agreement was amended since the date of the initial filing of the Registration Statement. The Amended Registration Statement contains a description of the agreement, as amended, as well as the specific date as to when the option will expire and a summary of the termination provisions.

Material Contracts, page 16

20. Comment: We note that you have an irrevocable option with Messrs. Blomkamp and Praill and that you must provide notice to each individual when you decide to purchase any or all of their shares. Please disclose the period of time that must elapse in order to maintain sufficient notice. In addition, are there any triggering events that may cause the redemption by the Company.

Response: The Company has included the applicable time period if it determines to exercise its option. Please note that there are no triggering events that would cause the shares to be redeemed by the Company.

Employees, page 17

21. Comment: Please disclose the kind of services your outside contractors provide to the Company.

Response:  The  Company  has  made  the  proper  revisions  to its  Registration
Statement  in  its  Amended  Registration   Statement  in  accordance  with  the
Commission's comments.

Management. page 25

22. Comment: Please provide a more detailed description, including time periods employed in various positions, for the recent business experience of each of the directors and senior management.

Response:  The  Company  has  made  the  proper  revisions  to its  Registration
Statement  in  its  Amended  Registration   Statement  in  accordance  with  the
Commission's comments.

Executive Compensation, page 27

23. Comment: Please discuss the consulting agreement with Tricia Dennis and the material termination provisions.

Response: The Company has added the fact that it can terminate said consulting agreement at any time without any additional payment to Ms. Dennis in accordance with the Commission's comments.

Potential Conflicts of Interest page 28

24. Comment: We note that your president and other directors work; for other natural resource exploration companies. We note that you have some factors to limit the potential conflicts of interest. Please disclose any conflicts of interest that have occurred in the past with any of your executive officers, management, and/or board members.

Response: The Company is not aware of any current or potential conflicts of interest with any of the Company's executive officers or directors, except as otherwise stated in its Amended Registration Statement. It is typical in the mining industry that consultants work for several exploration companies simultaneously.

Exchange Controls, page 36

25. Comment: The discussion in this section should concern whether or not Canada has any controls limiting, prohibiting or otherwise affecting the exchange of Canadian dollars for U.S. dollars and other currencies, not the taxation of dividends. Please revise.

Response:  The  Company  has  made  the  proper  revisions  to its  Registration
Statement  in  its  Amended  Registration   Statement  in  accordance  with  the
Commission's comments.

Experts, page 39

26. Comment: Please identify Morton &. Company as your legal counsel who has opined on your common shares.

Response: Morton & Company is identified as legal counsel to thee Company who has opined to the shares as indicated in the Legal Matters section of the Amended Registration Statement.

Expenses of Issuance and Distribution, page 32

27. Comment: We note the SEC registration fee you disclose in this section is not the same amount as the total SEC registration fee you reflect on your cover page. Please explain.

Response: That was a typographical error and the Company has revised the amount of registration fee in the table to disclose the proper amount of registration fee in accordance with the Commission's comments in its Amended Registration Statement.

Exhibit 5.1

28. Comment: Please provide the reason why you have referred to 601(b)(5) of Regulation S-B in your legality opinion; otherwise please delete the citation.

Response: Reference to 601(b)(5) of Regulation S-B has been removed from the opinion in the Amended Registration Statement.

Engineering Comments

General

29. Comment: The maps illustrating the location and access to your property occupies a small portion of the viewable area loaded into the SEC's EDGAR program. This may allow the average investor or viewers to bypass the map displays, believing they are viewing blank fields. Please modify the viewable area to clearly display the maps for the average investor. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.

Response: The Company has made changes to the maps in accordance with the Commission's comments in its Amended Registration Statement

Risk Factors, page 5

30. Comment: Add a risk factor addressing the fact that your property has not been examined in the field by a professional geologist or mining engineer. Discuss the risks to investors.

Response: The Company has amended the risk factor section of its Registration Statement in its Amended Registration Statement to include a risk factor that the property has not been examined in the field by a professional geologist or mining engineer in accordance with the Commission's comments.

Description of business, page 14

31. Comment: Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

Response: The Company has included in its Amended Registration Statement disclosure concerning the Company's exploration process in accordance with the Commission's comments.


Property option agreement for the Polischuk property, page 15

32. Comment: The fourth paragraph on page 15 references the "Pioneer" and "Bralorne" mines. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

Response: The Company has made the deletions and revisions to this section of the Registration Statement in its Amended Registration Statement in accordance with the Commission's comments.

33. Comment: The first paragraph of page 16 uses the terms "reserve(s)" and "develop" which have very specific meanings under Industry Guide 7(a)(4), (see http://www.sec.gov/divisi.ons/corpfin/fonns/industrv.htmiiitsecguide7). These terms reference the "development stage" when companies are engaged in preparing reserves for production, and the "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves," as defined by Guide 7, please remove the terms "reserve(s)"and "develop" throughout the document. Replace or delete the terms as needed. This includes the use of the terms in the Financial Statement headnotes and footnotes
- see Instruction 1 to paragraph (a), Industry Guide 7.

Response: The Company has made the proper deletions and revisions to the Registration Statement in its Amended Registration Statement in accordance with the Commission's comments.

34. Comment: The fifth paragraph of page 17 uses the terms "ore(s)", "ore deposit(s)," and "ore body(s)". Under SEC Industry Guide 7, the terms "ore(s)'3 "ore deposit(s),"or "ore body(s)" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove these terms from this filing.

Response: The Company has made the proper deletions and revisions to the Registration Statement in its Amended Registration Statement in accordance with the Commission's comments.

         The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form F-1/A as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a redline version showing changes from the initial filing of the Company's Registration Statement on Form F-1 in order to help expedite the review process.

         Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                                               Very truly yours,

                                                                 /s/ David Lubin
                                                                     David Lubin


Cc: Ron Blomkamp